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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

DDi Corp.

(Exact name of registrant as specified in its charter)

Delaware	061576013
(State of incorporation or organization)	(I.R.S Employer Identification No.)

1220 North Simon Circle, Anaheim, CA	92806-1827
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☑

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On August 20, 2003, DDi Corp., a Delaware corporation (“DDi Corp.,” “we,” “us” or “our”), and DDi Capital Corp., a California corporation and one of DDi Corp.’s indirect U.S. subsidiaries (“DDi Capital,” together with DDi Corp., the “Debtors”) filed voluntary petitions for reorganization relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On December 2, 2003 (“Confirmation Date”), the Bankruptcy Court entered an order confirming the debtors’ Modified First Amended Plan of Reorganization dated as of August 30, 2003 (the “Plan”). On December 12, 2003 (the “Effective Date”), DDi Corp. and DDi Capital effectuated the Plan.

On the Effective Date, DDi Corp. filed an Amended and Restated Certificate of Incorporation (the “Certificate”). Under the Certificate, DDi Corp. authorized 80,000,000 shares of capital stock, consisting of (a) 75,000,000 shares of Common Stock, $.001 par value per share (“New Common Stock”), and (b) 5,000,000 shares of Preferred Stock, $.001 par value per share (“New Preferred Stock”). The By-laws of DDi Corp. were also amended and restated (as amended, the “By-laws”) on the Effective Date. In addition, a Certificate of Designation (the “Certificate of Designation”) for DDi Corp. designating 1,000,000 shares of the New Preferred Stock as “Series A Preferred Stock” (the “Preferred Shares”) became effective on the Effective Date.

Pursuant to the Plan, on the Effective Date, all of the issued and outstanding shares of DDi Corp.’s pre-reorganization common stock, par value $0.01 per share, were cancelled and DDi Corp. issued and distributed its New Common Stock in accordance with the Plan. Such shares represent 100% of the issued and outstanding New Common Stock. As of January 19, 2004, there were 23,749,926 shares of New Common Stock issued and outstanding.

On December 19, 2003, the Board of Directors of DDi Corp. authorized the issuance of 1,250,000 shares of New Common Stock to certain officers and employees of DDi Corp. and its subsidiaries pursuant to the 2003 Management Equity Incentive Plan. As of the date hereof, none of these shares have been issued.

The following statements with respect to the New Common Stock, are subject to the detailed provisions of the Certificate, the By-laws and the Certificate of Designation. These statements do not purport to be complete and are qualified in their entirety by reference to the terms of the Certificate, the By-laws and the Certificate of Designation, which are attached hereto as Exhibits 1.2, 1.1 and 1.3, respectively.

The issued and outstanding shares of New Common Stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any series of preferred stock, including the Preferred Shares, the holders of outstanding shares of New Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. The shares of New Common Stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of DDi Corp.’s securities. Upon liquidation, dissolution or winding up of DDi Corp., the holders of New Common Stock are entitled to receive pro rata the assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of New Preferred Stock then outstanding. Each outstanding share of New Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

The Certificate provides that our Board of Directors may by resolution issue preferred stock in one or more classes or series and fix the designations, powers, preferences and rights of the shares of each class or series, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preference and the number of shares constituting each class or series.

Pursuant to the Plan, DDi Corp. issued on the Effective Date 1,000,000 shares of its Preferred Shares pro rata to the holders of DDi Corp’s 5.25% and 6.25% convertible subordinated notes (the “Convertible Noteholders”). As of January 19, 2004, there were 1,000,000 Shares of Preferred Shares issued and outstanding. The rights of the holders of the New Common Stock to receive dividends or to receive assets of DDi Corp. upon the liquidation, dissolution or winding up of DDi Corp. are subject to the prior rights of the holders of the Preferred Shares described below.

Dividends on the Preferred Shares shall be payable solely out of the capital stock of DDi Corp’s wholly-owned subsidiary, DDi Europe Limited (“DDi Europe”) and any cash, property or assets of DDi Europe or any of its direct and indirect subsidiaries that is transferred to DDi Corp. by way of dividend or otherwise (collectively, the “DDi Europe Value”). Such dividends on the Preferred Shares accrue on a daily basis at the rate of 15% per annum on the liquidation value of $15.00 per share (the “Liquidation Value”) plus all accumulated and unpaid dividends thereon, payable quarterly on the first day of each March, June, September and December in each year (each such date being called a “Dividend Payment Date”) beginning on March 1, 2004.

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To the extent not paid on the Dividend Payment Dates, all dividends which have accrued on each Preferred Share outstanding during the three-month period (or other period in the case of the initial Dividend Payment Date) ending upon each such Dividend Payment Date shall be accumulated and shall remain accumulated dividends with respect to such Preferred Share until paid to the holder thereof. So long as any Preferred Shares remain outstanding, without the prior written consent of the holders of a majority of the outstanding Preferred Shares, DDi Corp. may not, nor permit any of its subsidiaries to use any of the DDi Europe Value to: (a) redeem, purchase or otherwise acquire directly or indirectly any equity security, or (b) pay or declare any dividend or make any distribution upon any equity security.

Upon any liquidation, dissolution or winding up of DDi Corp., each holder of Preferred Shares shall be entitled to be paid solely with any of the DDi Europe Value, before any distribution or payment is made out of DDi Europe Value to the holders of shares of our New Common Stock, the sum of the Liquidation Value plus all accumulated and unpaid dividends thereon. In no event shall cash or other assets of DDi Corp. which do not constitute DDi Europe Value be distributed to any holder of the Preferred Shares upon any such liquidation, dissolution or winding up of DDi Corp.

Certain Provisions of the Certificate of Incorporation and By-laws

The Certificate and the By-laws provide that special meetings of the stockholders can be called at any time by only the Chairman of the Board of Directors, the Chief Executive Office (or if there is no Chief Executive Officer, the President), or in writing by any two (2) members of the Board of Directors of DDi Corp. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors of DDi Corp. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Secretary timely written notice, in proper form, of such stockholder’s intention to bring that business before the meeting. Although the By-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discharge or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of DDi Corp.

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Certain Provisions of Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the business combination is approved in a prescribed manner. A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to DDi Corp. and, accordingly, may discourage attempts to acquire DDi Corp.

Limitations on Liability and Indemnification of Officers and Directors

We have included in our Certificate and By-Laws, provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (ii) indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our New Common Stock is Mellon Investor Services LLC. The Transfer Agent’s address is 400 South Hope Street, 4th Floor, Los Angeles, CA 90071.

Item 2.	Exhibits.

1.1	Amended and Restated By-Laws of DDi Corp.

1.2	Amended and Restated Certificate of Incorporation of DDi Corp (Incorporated herein by reference to Exhibit 3.1 in DDi Corp.’s current report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on December 17, 2003 (File No. 000-30241)).

1.3	Certificate of Designation (Incorporated herein by reference to exhibit 3.2 in DDi Corp.’s current report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on December 17, 2003 (File No. 000-30241)).

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 20, 2004

DDi CORP.

By:	/s/ Timothy Donnelly

Name: Timothy Donnelly Title: Vice President, General Counsel and Secretary

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